07025654

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

File Number: 82.2994

6 July 2007

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

SUPPL

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

G. T. FORSTER
COMPANY SECRETARY

PROCESSED
AUG 0 6 2007
THOMSON
FINANCIAL

dlw 8/3

COCA-COLA AMATIL PTY LTD
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6555
Facsimile: 612 9259 6233

Company Announcements Office
Australian Stock Exchange Limited

CCA SELECTS PREFERRED BIDDER ON SALE OF SOUTH KOREA

Sydney, 6 July 2007: CCA announces that it has entered into exclusive negotiations in relation to the proposed sale of CCA's South Korean business with its preferred bidder, LG Household and Health Care.

CCA and LG Household and Health Care have entered into a non-binding Memorandum of Understanding. The final terms of the sale are being negotiated and will be embodied in a binding sale and purchase agreement.

For the guidance of the market, the final purchase price which is calculated by an agreed formula is likely to be in the range of $520 million to $545 million, including net debt, based on current exchange rates. Should this transaction proceed to completion, CCA will record a loss on book value of between $25 million and $50 million.

Both parties are focused on moving quickly towards finalisation of the transaction, which we expect to take place within the next 3 months, subject to all regulatory and other approvals, and final approval by the Boards of CCA and LG Household and Health Care.

For further information, please contact:

Media
Sally Loane
Ph: +61 2 9259 6797
Sally.Loane@anz.ccamatil.com

Analysts
Paul Irving
Ph: +61 2 9259 6185
paul.irving@anz.ccamatil.com

Coca-Cola Amatil Limited
ABN 26 004 139 397
71 Macquarie St
Sydney NSW 2000
AUSTRALIA